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                                                                     Exhibit 2.4


                            INTERIM SUPPLY AGREEMENT


                  This Interim Supply Agreement (this "Supply Agreement") is made and entered into as of the 13th day of December, 2001 by and between NEOSAN PHARMACEUTICALS INC., a Delaware corporation and a wholly owned subsidiary of aaiPharma Inc., a Delaware corporation NeoSan Pharmaceuticals Inc. (being referred to herein as the "Company") and NOVARTIS PHARMACEUTICALS CORPORATION, a Delaware corporation (the "Manufacturer").

                                   WITNESSETH:

                  WHEREAS, pursuant to that certain Asset Purchase Agreement, dated as of the date hereof, by and among the Parties hereto (the "Asset Purchase Agreement"), the Company purchased certain Purchased Assets from the Manufacturer and Novartis Corporation, a New York corporation, relating to the Products (the "Acquisition"); and

                  WHEREAS, in connection with the Acquisition, the Company desires to engage the Manufacturer to manufacture and/or supply the Products in the Territory to the Company on the terms and conditions set forth herein; and

                  WHEREAS, the Manufacturer wishes to manufacture and/or supply the Products to the Company on the terms and conditions set forth herein; and

                  WHEREAS, the rules of construction set forth in Section 1.02 of the Asset Purchase Agreement are incorporated by reference herein and any capitalized terms or any other terms specifically defined in the Asset Purchase Agreement used herein shall have the meaning ascribed to them in the Asset Purchase Agreement, unless otherwise expressly set forth herein.

                  NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

                                   ARTICLE I
                                   DEFINITIONS

                  1.1 Definitions.

                  As used in this Supply Agreement, the following terms shall have the meanings ascribed to them below:

                  (a) "API Costs" has the meaning set forth in Section 13.12 of this Supply Agreement.
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                  (b) "Adverse Reactions" means any adverse event associated with the use of a drug in humans, whether or not considered drug related, including the following: an adverse event occurring in the course of the use of a drug product in professional practice; an adverse event occurring from drug overdose, whether accidental or intentional; an adverse event occurring from drug abuse; an adverse event occurring from drug withdrawal; and any failure of pharmacological action.

                  (c) "cGMP Requirements" means the requirements of the US cGMP.

                  (d) "Contract Year" means each period of one (1) year commencing on the Effective Date or any anniversary thereof during the Term of this Supply Agreement.

                  (e) "Effective Date" means the date set forth in the preamble of this Supply Agreement.

                  (f) "FDA" means the United States Food and Drug
Administration.

                  (g) "FFDCA" means the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. Sections 301 et seq., as amended.

                  (h) "Forms" has the meaning set forth in Section 13.6 of this Supply Agreement.

                  (i) "Including" or "includes" means "including, without limitation," or "includes, without limitation".

                  (j) "IP" has the meaning set forth in Section 12.2 of this Supply Agreement.

                  (k) "Manufacturer" has the meaning set forth in the preamble of this Supply Agreement.

                  (l) "Manufacturing Fee" means the fee paid to the Manufacturer pursuant to Section 6.1 of this Supply Agreement.

                  (m) "NDA" or "New Drug Application" means any new drug application for any Product filed with the FDA pursuant to 21 C.F.R., Part 314, and all supplements, amendments and revisions thereto.

                  (n) "Party" means each of the Manufacturer and the Company.

                  (o) "Product Manufacturing Technology" means all trade secrets in the possession or under the control of the Manufacturer, including research and development, formulae, test procedures, manufacturing procedures, Product formulations or other technical or proprietary information and knowledge, whether or not patentable, that are necessary for, and used by the Manufacturer solely and specifically in the manufacture of the Products in the Territory, that are included in the Licensed Intellectual Property (as

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defined in the License Agreement) or the Product Intellectual Property
(excluding, in any event, any plant, tangible property or equipment).

                  (p) "Rolling Monthly Forecast" has the meaning set forth in
Section 3.1 of the Supply Agreement.

                  (q) "Specifications" means the requirements and standards for the Products set forth on Exhibit A, as amended or supplemented in accordance with this Supply Agreement.

                  (r) "Term" has the meaning set forth in Section 8.1 of this Supply Agreement.

                  (s) "US cGMP" means the FDA's current good manufacturing practice requirements as promulgated under the FFDCA at 21 C.F.R. (parts 210 and 211), and as further defined by FDA guidance documents, as such may be amended from time to time.

                                   ARTICLE II
                        MANUFACTURE AND SALE OF PRODUCTS

                  2.1 Engagement. During the Term of this Supply Agreement and subject to the terms and conditions set forth herein, the Company hereby agrees to purchase, and the Manufacturer agrees to supply, all of the Company's and its Affiliates' requirements for the Products for sale in the Territory. The Company and its Affiliates shall purchase all of their requirements for the Products exclusively from the Manufacturer. Subject to the terms set forth herein, the Manufacturer is responsible for the purchase, at its own expense and for its own account, of all raw materials, active pharmaceutical ingredients, packaging components and other items necessary for the manufacture of the Products.

                  2.2 Sale and Distribution. The Company and its Affiliates shall sell the Products only in the Territory and shall not directly or indirectly sell or otherwise distribute the Products outside of the Territory.

                  2.3 Labeling. The Company shall specify all labeling to be used on each Product and the packaging thereof, including any changes or modifications to such labels; provided that the Company shall ensure that all such labeling complies with applicable Law and the Specifications. Each Product and all labeling and packaging used in connection therewith shall include the trademark associated with such Product, in the manner and to the extent specified in the Specifications. The Manufacturer agrees to use the specified labeling (and only such labeling) on the Products, and not to use such labeling on any other product. Any change or modification to any Product label shall be implemented by the Manufacturer (i) as soon as possible if required by Law, or
(ii) within a reasonable timeframe to be agreed upon by the Parties, following the Manufacturer's receipt of notification of such label changes; provided such changes or modifications meet regulatory requirements. The Company shall reimburse the Manufacturer for costs incurred in connection with any change made in accordance with this Section 2.3, including the costs of obsolescence of goods-in-process, packaging materials and

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supplies, and finished goods not suitable for marketing in the Territory, provided, that the Company shall not be liable for any goods-in-process, packaging materials and supplies, and finished goods in excess of those quantities necessary for Manufacturer to meet the Company's requirements, as set forth in the Rolling Monthly Forecast (as defined below), for the first three complete calendar months following the date of such change. The Company shall own all intellectual property on and related to such labeling of products. Notwithstanding the foregoing, to the extent that Manufacturer shall purchase certain packaging materials and supplies having extended lead times (as designated on Schedule 2.3 hereto) in order to satisfy its obligations under the terms of this Supply Agreement, the Company shall purchase all of such materials and supplies owned by Manufacturer at the time of any change made in accordance with this Section 2.3 that are made obsolete as a result of such change.

                                  ARTICLE III
                         FORECASTS, ORDERS AND SHIPMENT

                  3.1 Forecasting. In order to assist the planning of production runs for the Products, the Company shall, prior to the commencement of each calendar month during the Term of this Supply Agreement, provide the Manufacturer with its forecast for each month of the remaining Term of this Supply Agreement of the quantities of each of the Products that the Company estimates it will be ordering during such months (the "Rolling Monthly Forecast"). The Company shall forecast in amounts comprising full batch quantities, as such quantities are set forth on Schedule 3.1. The Manufacturer shall be entitled to order sufficient quantities of long lead time components to meet the Company's forecasts.

                  3.2 Inventory Purchase Order.

                  (a) In accordance with the terms hereof, the Company hereby orders for delivery and the Manufacturer hereby acknowledges and accepts such order for the Products listed on Schedule 3.2(a) at the applicable Manufacturing Fee payable on the Closing Date, in the volumes and dosage strengths as noted on said Schedule 3.2(a) (the "Inventory Purchase Order").

                  (b) The Company and the Manufacturer hereby agree that the Inventory Purchase Order shall include all of Seller's inventory of Finished Goods located in the Territory that exist on and as of the Closing Date, provided that, such inventory shall exclude any Finished Goods that, on and as of the Closing Date, have a remaining shelf-life of less than one (1) year. Except as otherwise set forth in this Section 3.2(b), the Finished Goods delivered pursuant to the Inventory Purchase Order will conform to the specifications set forth in this Supply Agreement and otherwise applicable to Finished Goods. Manufacturer shall deliver the Finished Goods pursuant to the Inventory Purchase Order on the Closing Date.

                  3.3 Orders.

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                  (a) On the Effective Date, the Company will provide
Manufacturer a purchase order for the Products it will require during the first four-month period of the Term and the quantities listed therein will constitute a firm order and the Company shall be fully responsible for any changes to such firm order (the "Initial Purchase Order," as set forth in Schedule 3.3(a)).

                  (b) Along with each Rolling Monthly Forecast described in
Section 3.1 above, the Company will provide the Manufacturer with a purchase order for the Company's Product requirements for the fourth month of the attached Rolling Monthly Forecast and the quantities listed therein will constitute a firm order and the Company shall be fully responsible for any changes to such firm order. If the Manufacturer does not refute the purchase order in writing within ten (10) days of receipt on the basis that such purchase order exceeds the limits on orders for the applicable period or for other nonconformance with this Agreement, the purchase order will have been deemed accepted. Subject to Section 3.3(d), if the Manufacturer refutes the purchase order, both parties shall expeditiously work together to amicably resolve any issues.

                  (c) The Company shall place orders for Products in various forms and formulations in writing in advance of the Company's requested delivery dates. Each order shall specifically refer to this Supply Agreement and shall specify the quantity and description of each Product ordered and the requested delivery dates (which delivery dates shall not be on Saturday, Sunday or holiday). The minimum size of any order placed by the Company shall be a full batch in accordance with Schedule 3.1, except with the advance approval of the Manufacturer. The purchase orders shall be delivered to such location as the Manufacturer designates in writing to the Company from time to time.

                  (d) The Manufacturer shall not be required to manufacture more than one hundred twenty-five percent (125%) of the forecasted monthly quantities in each of months five through twelve, inclusive, of the most recent Rolling Monthly Forecast. The Company shall be required to purchase at least seventy-five percent (75%) of the forecasted monthly quantities in each of months five through twelve, inclusive, of the most recent Rolling Monthly Forecast. The forecasted quantities in months thirteen and beyond in the Rolling Monthly Forecast are nonbinding on the parties.

                  (e) Changes to any issued and accepted purchase orders must be in writing and agreed upon by both parties.

                  3.4 Delivery.

                  (a) The Manufacturer shall supply the Products in response to orders placed in accordance with the terms of this Supply Agreement by the Company. Delivery dates as set forth in any order or confirmation thereof shall be deemed to be estimated only. The Manufacturer shall use its commercially reasonable efforts to meet each delivery date, but shall not be liable for any delay in the delivery of any Products. The Manufacturer shall not be required to fill orders during any calendar month that exceed the Purchase Orders placed by the Company prior to the commencement of such calendar

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month. Each shipment of Products shall be accompanied by a Certificate of
Analysis and/or a Certificate of Compliance.

                  (b) All Products shipped under this Supply Agreement shall be shipped FOB to such location designated by the Company in the applicable purchase order. The Company shall pay all freight, insurance charges, taxes, import and export duties, inspection fees and other charges applicable to the sale and transport of Products purchased by the Company. Title and risk of loss and damages to Products purchased by the Company shall pass to the Company upon delivery to the carrier. In the event of damage or loss to the Products after delivery to the carrier, the Company shall be responsible to file claims with the carrier. The Manufacturer shall cooperate with the Company in the filing of such claims. The Company shall select the method of shipment and the carrier.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES

                  4.1 Representations and Warranties of Manufacturer. The Manufacturer hereby represents and warrants to the Company:

                  (a) Products. All Products delivered pursuant to the terms hereof by the Manufacturer (or any subcontractor thereof) to the Company during the Term will at delivery be in compliance with the Specifications and the cGMP Requirements and, at the time of delivery of the Products, the Products will be free from defects in materials and workmanship and shall not be adulterated or misbranded within the meaning of the FFDCA, and will not be an article which may not, under the FFDCA, be introduced into interstate commerce. Except for the change currently contemplated by Manufacturer with respect to packaging the Product in Dividilla ampules at the Novartis Pharma AG Stein facility, the Manufacturer will not make any material changes in its manufacturing or testing procedures with respect to the Product, or any of its bulk drug substance suppliers for the Product, without the Company's prior written consent, which shall not be unreasonably withheld. For purposes of the foregoing sentence, material changes shall be limited to those which would place the Product outside the NDA and/or the Product Specifications (or cGMP) and which would not be corrected through a deviation report, or which would interrupt supply of the Product to the Company.

                  (b) Authorization. This Supply Agreement has been duly executed and delivered by the Manufacturer and constitutes valid and binding obligations of the Manufacturer, enforceable against the Manufacturer in accordance with its terms, except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other Laws relating to creditors' rights generally and by general equitable principles. The execution, delivery and performance of this Supply Agreement have been duly authorized by all necessary corporate action on the part of the Manufacturer.

                  (c) Absence of Conflicts. The execution, delivery and performance of this Supply Agreement by the Manufacturer does not conflict with or constitute a default

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under any agreement, instrument or understanding, oral or written to which it is a party or by which it may be bound, does not conflict with any provision of any organizational document of the Manufacturer and does not conflict with or violate any applicable Law.

                  (d) Organization and Standing. The Manufacturer is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware.

                  (e) Power and Authority. The Manufacturer has corporate power and authority to execute, deliver and perform this Supply Agreement and to consummate the transactions contemplated hereby.

                  (f) EXCEPT AS EXPRESSLY STATED IN THIS SUPPLY AGREEMENT, THE MANUFACTURER MAKES NO EXPRESS OR IMPLIED WARRANTY AS TO THE MERCHANTABILITY OF THE PRODUCTS, OR AS TO THEIR FITNESS FOR A PARTICULAR PURPOSE AND DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED.

                  4.2 Representations and Warranties of the Company. The Company hereby represents and warrants to the Manufacturer:

                  (a) Authorization. This Supply Agreement has been duly executed and delivered by the Company and constitutes valid and binding obligations of the Company, enforceable against the Company in accordance with its terms except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and by general equitable principles. The execution, delivery and performance of this Supply Agreement has been duly authorized by all necessary action on the part of the Company, its officers and directors.

                  (b) Absence of Conflicts. The execution, delivery and performance of this Supply Agreement by the Company does not conflict with or constitute a default under any agreement, instrument or understanding, oral or written to which it is a party or by which it may be bound, does not conflict with any provision of any organizational document of the Company and does not conflict with or violate any applicable Law.

                  (c) Organization and Standing. The Company is a corporation, duly organized, validly existing and in good standing under the Laws of Delaware.

                  (d) Power and Authority. The Company has full corporate power and authority to execute, deliver and perform this Supply Agreement and to consummate the transactions contemplated hereby.

                                   ARTICLE V
                                QUALITY ASSURANCE

                  5.1 Manufacturer's Covenants. The Manufacturer hereby covenants during the Term it shall (and cause its subcontractors to):

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                  (a) manufacture, fill, package, test, release and warehouse the Products in conformity with applicable cGMP Requirements and the Specifications, and in accordance, in all material respects, with all other applicable Law;

                  (b) maintain all records as are necessary and appropriate to demonstrate compliance with applicable cGMP Requirements; and

                  (c) grant the Company the right, on reasonable advance notice and during normal business hours (once per year) during the Term of this Supply Agreement, to inspect and audit the facilities and operations of the Manufacturer directly related to the manufacture and supply of the Products in order to confirm compliance with the covenants contained in this Supply Agreement and, in the event that the Manufacturer shall rely upon contractors to manufacture and supply any Products, the Manufacturer shall use commercially reasonable efforts to cause such contractors to permit the Company's inspection and audit of their facilities directly responsible for the manufacture and supply of Products, on reasonable advance notice and during normal business hours (once per year); provided, however, the Manufacturer reserves the right to refuse access, or to cause or permit its contractors to refuse access, to any facilities where there is a risk to health or safety or to the security or quality of the Products or any other products of the Manufacturer or its contractors.

                  5.2 The Company's Covenants. The Company hereby covenants during the Term that it shall:

                  (a) hold, store, handle, ship, deliver, distribute and/or sell the Products (i) in substantial accordance with applicable cGMP Requirements and applicable Laws; and (ii) in compliance with the Specifications;

                  (b) enter into all necessary compliance agreements designated by the Manufacturer, including but not limited to agreements to cover adverse incident reporting; and

                  (c) upon delivery of the Products to the Company, the Company shall be solely responsible for compliance with all quality control testing and other testing requirements set forth in this Supply Agreement and all applicable Laws with respect to such Product.

                  5.3 Non-Conforming Products. Notwithstanding any other provisions of this Supply Agreement, the Company agrees, if so requested by the Manufacturer in advance, to return to the Manufacturer, at the Manufacturer's expense, any Products that are, or are claimed to be, damaged or defective, or otherwise to dispose of such Products as the Manufacturer may direct.

                  5.4 Rejection of Delivered Products. Within 30 days of receipt of any Product, the Company shall perform such samplings and tests using validated test methods described in the applicable NDA, or equivalent filing, for the Product, to determine whether the Product meets the requirements of this Supply Agreement. It is understood and agreed that the Company will not perform sampling and testing until it

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has validated its test methods. Any Product not refused within 30 days shall be deemed accepted. If the Company wishes to refuse acceptance, the Company shall, within such 30-day period, inform the Manufacturer of its refusal to accept the lot(s) and the reason therefor. In the event that the Company refuses or revokes acceptance, the Manufacturer, upon confirmation of the reasons for refusal of the Product, shall either replace the defective Product or refund the purchase price (including all transportation charges), as the Manufacturer may elect. If the Manufacturer and the Company do not agree on the refusal or rejection of Products, then either party may refer the matter for final analysis to a specialized laboratory of national reputation acceptable to both parties for the purpose of determining the results. Any determination by such laboratory shall be final and binding upon the parties hereto.

                                   ARTICLE VI
                               PRICE AND PAYMENTS

                  6.1 Manufacturing Fee. The prices for the supply of each Product (the "Manufacturing Fee") shall be equal to the prices set forth in
Schedule 6.1; provided, however, the price for the Products set forth in
Schedule 6.1 shall be modified at the commencement of each Contract Year after the initial Contract Year as set forth in Section 6.2.

                  6.2 Fee Adjustment. Commencing on January 1, 2003 and, on each anniversary of the Effective Date thereafter, the price for each Contract Year shall be determined by multiplying the price set forth in Schedule 6.1 by a fraction, the denominator of which shall be the Consumer Price Index figure published on or nearest to the Effective Date and the numerator of which will be the Consumer Price Index figure published on or nearest to the first day of the Contract Year for which the price is being determined. The Consumer Price Index used shall be the consumer price index figure as published by the Bureau of Labor Statistics of the U.S. Department of Labor. If the Company elects to have a third party package the Product pursuant to Section 8.1, (i) the Manufacturing Fee will be adjusted downward accordingly and the Parties shall reflect such adjustment in a revised Schedule 6.1 which shall be acknowledged by the Parties and appended hereto and (ii) the Company shall be responsible for paying the third party for such packaging services.

                  6.3 Invoices. Upon delivery of each shipment of Products in accordance with Section 3.4 of this Supply Agreement, the Manufacturer shall promptly invoice the Company for such delivery. The Manufacturer shall send all invoices to a single Company address.

                  6.4 Manner of Payment.

                  (a) The Company shall make all payments for Products sold hereunder pursuant to this Article VI by check or by wire transfer in United States currency, without any offset or deduction of any nature whatsoever, within thirty (30) days after the date of the invoice. All payments shall be made to such account as the Manufacturer shall have specified in writing to the Company with written confirmation of payment sent by

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facsimile to such address as the Manufacturer shall have specified in writing to the Company. If the Company fails to pay any invoiced amount when due, a service charge will be imposed by the Manufacturer equal to the lesser of one and one-half percent (1-1/2%) or the highest rate permitted by Law of the outstanding amount for each month or portion thereof that such amount is overdue.

                  (b) Each shipment of Products to the Company shall constitute a separate sale, obligating the Company to pay therefor, whether said shipment be in whole or only partial fulfillment of any order or confirmation issued in connection therewith; provided that the quantity of Product contained in any such shipment is no less than 90%, nor greater than 110% of the quantity specified in the applicable purchase order. The Manufacturer shall provide a written explanation for any shipments containing a deviation of greater than 10% of the requested quantity. Notwithstanding the foregoing, in the event that Manufacturer shall deliver Products in quantities less than 90% or greater than 110% of the quantity specified in the applicable purchase order, and the Company shall accept delivery of the Products in such quantities, the Company shall pay for such quantities of Products in accordance with the terms hereof.

                  (c) The Company agrees not to make any deductions of any kind from any payments becoming due to the Manufacturer unless the Company shall have received written authorization from the Manufacturer authorizing such deduction.

                  6.5 Taxes. The Company shall bear solely the cost of any taxes, levies, duties or fees of any kind, nature or description whatsoever applicable to the sale and transportation of any Products sold by the Manufacturer to the Company, and the Company shall forthwith pay to the Manufacturer all such sums upon demand. The Company shall provide to the Manufacturer any applicable sales, use or resale tax exemption certificates prior to shipment of any Products.

                                  ARTICLE VII
                           REGULATORY MATTERS; RECORDS

                  7.1 Inspections. The Manufacturer shall be responsible for handling and responding to any FDA or other Governmental Entity inspections with respect to its manufacture of the Products during the Term of this Supply Agreement. The Manufacturer shall provide to the Company any information reasonably requested by the Company and all information requested by any Governmental Entity concerning any governmental inspection related to the Products. To the extent the Manufacturer requires the assistance of the Company in order to fulfill its obligations pursuant to this Section 7.1, the Company agrees to fully cooperate and assist the Manufacturer at the Company's expense.

                  7.2 Reporting. During the Term of this Supply Agreement, the Manufacturer will be responsible for any reporting of matters regarding the manufacture of the Products to the FDA or other Governmental Entity, or the Company, as the case may be, in accordance with applicable Law. If reported directly to the FDA or other Governmental Entity, the Manufacturer shall furnish copies of such reports to the

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Company. The Manufacturer shall also advise the Company of any occurrences or information that arises out of the manufacturing activities of the Manufacturer or its contractors that have or could reasonably be expected to have adverse regulatory compliance or reporting consequences concerning the Products. The Company will be permitted to review all out of specification and deviation reports affecting the components, materials, active ingredients, excipients, environmental conditions, and any other Product-specific or Product-related activities that adversely affect the acceptability of the finished Product.

                  7.3 Permits, Licenses and Approvals. During the Term of this Supply Agreement, the Manufacturer shall have primary responsibility to maintain all regulatory and governmental permits, licenses and approvals that are necessary for the manufacture and shipment of the Products to the Company; provided, however, that the Parties understand and agree that the Company owns the NDAs and, as a result, the Company will be responsible for any and all NDA-related filings required pursuant to this Section 7.3. Each Party agrees that, to the extent required to fulfill their respective obligations under this
Section 7.3, each Party will reasonably cooperate and assist the other party at the requesting Party's expense.

                  7.4 Complaints; Recalls; Market Withdrawals; Adverse
Reactions.

                  (a) Complaints. Product complaint reports concerning the manufacture of Products received by the Company will be faxed within two Business Days after receipt to:

                            Novartis Customer Interaction Center
                            attn: Diane Renna
                            556 Morris Avenue
                            Building 161, Room 3006K
                            Summit, NJ 07901-1398
                            Fax #  973-781-3115

The Manufacturer will investigate all complaints associated with the manufacture of Products and provide a written report to the Company. The Company will investigate all other complaints associated with the Products and provide a written report to the Manufacturer. The Company also will provide a written response on each complaint to each complainant with a simultaneous copy to the Manufacturer.

                  (b) Recalls. In the event the Manufacturer shall be required to initiate a recall, field alert, Product withdrawal or field correction pursuant to any Product provided under this Supply Agreement, the Manufacturer shall immediately notify the Company in writing. In the event that the Company believes that a recall, field alert, Product withdrawal, or field correction is necessary for Products provided under this Supply Agreement, the Company shall so notify the Manufacturer. In the event of such a recall, the provisions of
Section 7.4(c) shall be applicable.

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                  (c) Cost of Recall. In the event that any Product manufactured hereunder is quarantined or recalled, or is subject to stop-sale action, whether voluntary or by governmental action, it is agreed and understood that any expenses, including reasonable fees of any experts or attorneys that may be utilized by either party, government fines or penalties, related to such recall, quarantine or stop-sale, shall be borne by the Company unless it is determined that the Manufacturer has breached its obligations under this Supply Agreement and such breach is the primary basis upon which said recall, quarantine or stop-sale was initiated, in which case such expenses shall be shared according to the relative responsibility of each party. Said determination may be made by the Governmental Entity involved, or by mutual agreement of the parties following examination and review of all records pertinent to the manufacture of the Products subject to such recall.

                  7.5 Adverse Reactions. The Company and the Manufacturer shall observe the procedures and notification requirements with respect to Adverse Reactions described in Section 8.07(b) of the Asset Purchase Agreement.

                  7.6 Insurance. At all times from the Closing Date through the later of December 31, 2007 and the expiration date for any Product supplied to the Company pursuant to this Supply Agreement, both the Company and Manufacturer shall each maintain, or self-insure for, product liability insurance written on a claims-made basis in an amount of not less than $5,000,000 annual aggregate.

                                  ARTICLE VIII
                              TERM AND TERMINATION

                  8.1 Term. This Supply Agreement shall commence as of the Effective Date and shall expire on the earlier of (i) the third anniversary of the Effective Date or (ii) twelve months after receipt of written notice from the Company of its intent to terminate the contract, unless earlier terminated pursuant to this Article VIII of this Supply Agreement (the "Term"). The Company, upon six months prior notice to the Manufacturer, may elect to have the packaging of the Products performed by a third party.

                  8.2 Termination. Subject to the Manufacturer's obligations under Section 8.4 below, either Party shall have the right to terminate this Supply Agreement with immediate effect upon written notice to the other upon the occurrence of either of the following:

                  (a) the other Party files a petition in bankruptcy, or enters into an agreement with its creditors, or applies for or consents to the appointment of a receiver or trustee, or makes an assignment for the benefit of creditors, or becomes subject to involuntary proceedings under any bankruptcy or insolvency Law; or

                  (b) the other Party fails to cure any noncompliance with any of the terms and conditions hereof within the time period specified in any prior written notice (which shall be at least 30 days) delivered to the non-compliant Party by the other Party.

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                  8.3 Effect of Termination. If this Supply Agreement is
terminated pursuant to Section 8.2:

                  (a) The Company acknowledges and agrees that the Manufacturer shall be entitled to cancel any purchase order accepted prior to the date notice of termination is given, and shall not be obligated to ship any Products ordered by the Company pursuant to such purchase order except as such Products may be included in those shipped pursuant to Section 8.4 below.

                  (b) If the Company shall default in the payment of any indebtedness to the Manufacturer when and as the same shall become due and payable, and if such default shall continue for a period of ten (10) days after written notice of such default shall have been given to the Company, then all of the liabilities and obligations of the Company to the Manufacturer, whether then due or not, shall become immediately due and payable.

                  (c) The termination of this Supply Agreement shall not release the Company from the obligation to pay any sum that may be owing to the Manufacturer (whether then or thereafter due to the Manufacturer) or operate to discharge any liability that had been incurred by either party prior to any such termination.

                  (d) During the period between the giving of any notice of termination pursuant to this Article VIII and the effective date of the termination as set forth in such notice, all Products shall be delivered to the Company solely on a C.O.D. basis.

                  8.4 Termination or Expiration of Supply Agreement.

                  (a) Upon the termination or expiration of this Supply Agreement, the Manufacturer shall convert all work-in-progress to Finished Goods and transfer, or shall cause to be transferred, all remaining Products and raw materials (including artwork and film pertaining to the labeling of boxes, cartons and prescribing information) relating to the Products then owned by the Manufacturer and acquired in reasonable quantities during the Term of this Supply Agreement to fulfill the Manufacturer's obligations hereunder, by delivery to the Company for the additional consideration specified in clauses
(ii) and (iii) below; provided, however, in the event that the Manufacturer is no longer actively manufacturing and packaging Products under this Supply Agreement at the time of such termination or expiration, the Manufacturer shall not be required to convert all work-in-progress to Finished Goods and shall transfer, or shall cause to be transferred, all remaining Products, active pharmaceutical ingredient and raw materials to the Company for the additional consideration specified in clauses (i), (ii) and (iii) below:

                           (i) Active pharmaceutical ingredient - At the aggregate cost of raw materials used, plus all costs incurred by the Manufacturer and its contractors to manufacture and produce the active pharmaceutical ingredient.

                           (ii) Raw materials - At the aggregate cost of acquisition, plus related inventory, shipping and handling costs, incurred by the Manufacturer and its contractors.

                           (iii) Finished Goods - At the price determined in accordance with Article VI.

                  Notwithstanding the foregoing, upon the effective date of the Company's election to have the packaging of the Products performed by a third party pursuant to Section 8.1 herein, the Manufacturer shall transfer, or shall cause to be transferred, the remaining raw materials, then owned by Manufacturer and relating to the packaging of the Products, to the Company for the additional consideration specified in clause (ii) above.

                  (b) It is understood and agreed that the Company shall be responsible for all manufacturing of the Products after the earlier of the termination or expiration of this Supply Agreement. In addition, it is understood and agreed that the Company shall be responsible, at its sole expense, for the validation and qualification, including analytic method testing, of any new manufacturing facility to be used by the Company. For purposes of this Section 8.4(b), "manufacturing" shall mean the manufacture and packaging of Products, including mix, fill and finish, and the manufacture of active bulk components.

                  (c) During the term of the Supply Agreement and during the period prior to the transfer to the Company of the test materials and test batches in accordance with this Section 8.4(c), the Manufacturer shall, or shall use commercially reasonable efforts to cause its contractors to, continue to perform any routine stability testing required by either Law, cGMP Requirements or the NDAs for lots of Product manufactured prior to such termination or expiration to the extent the Manufacturer or its contractors have been performing such testing prior to the Effective Date. For lots of Product manufactured by the Company, the Company shall be responsible for all required stability testing for the validation of the Products and otherwise. Within a reasonable time following the termination or expiration of this Supply Agreement, the Manufacturer will, and will use commercially reasonable efforts to cause its contractors to, transfer all remaining test material and test batches to the Company, and the Company will be responsible for all routine stability testing with regard to these transferred samples. Notwithstanding any other provision of this Section 8.4(c), to the extent that the Manufacturer shall, or shall cause its contractors to, continue to perform any routine stability testing for lots of Product required by either Law, cGMP Requirements or the NDAs following the termination or expiration of this Supply Agreement, the Company shall compensate the Manufacturer for the performance of such testing at a reasonable rate and on terms to be mutually determined by the Manufacturer and the Company.

                  (d) To facilitate the Company's use of the Product Manufacturing Technology subsequent to the termination or expiration of this Supply Agreement, upon such termination, expiration or earlier upon the reasonable request of the Company, the Manufacturer agrees to provide, and use commercially reasonable efforts to cause its contractors to provide, the Company with (i) reasonable access to the facilities of the Manufacturer and its contractors and (ii) for a period of 60 days after such termination or expiration, reasonable access to the personnel of the Manufacturer and its contractors, in any case limited to those facilities or personnel directly responsible for the manufacturing of the Products. The Company hereby agrees to reimburse the Manufacturer or its contractors, as the case may be, for all out-of-pocket expenses incurred in connection with personnel of the Manufacturer or its contractors assisting the Company at any location other than such person's regular place of work.

                  (e) Termination or expiration of this Supply Agreement shall not relieve the Parties of any obligation accruing prior to such termination. The rights and obligations of the Parties under Sections 8.3, 8.4, 10.1, Article XI and Article XIII of this Supply Agreement shall survive the expiration or termination of this Supply Agreement.

                  (f) Upon the expiration or termination of this Supply Agreement, the Manufacturer and the Company shall promptly return all confidential information that it was provided by the other Party pursuant to this Supply Agreement.

                                   ARTICLE IX
                                  FORCE MAJEURE

                  9.1 Force Majeure. Except as otherwise expressly set forth in this Supply Agreement, neither Party shall be deemed to have defaulted under or breached this Supply Agreement for failure or delay in fulfilling or performing any term or provision of this Supply Agreement (other than the payment of money) when such failure or delay shall be caused (directly or indirectly) by fire; flood; accident; explosion; sabotage; strike or any labor disturbance; civil commotions; riots; invasions; acts of terrorism; wars; acts, restraints, requisitions, regulations, or directions of any Governmental Entity; compliance by the Manufacturer with any request of any Governmental Entity; compliance by the Manufacturer with any request for material represented to be for purposes of (directly or indirectly) producing articles for national defense or national defense facilities; inability to obtain or delays of transportation facilities; any act of God; any act of the Company; or any cause (whether similar or dissimilar to the foregoing) beyond the reasonable control of the Manufacturer. If by reason of such causes the Manufacturer's supply of any Products shall be limited, the Manufacturer shall have the exclusive right to satisfy its own internal needs, and the needs of the Manufacturer's customers, in such manner as shall be determined by the Manufacturer. If any such disability shall delay any shipment hereunder for more than thirty (30) days, said shipment may be canceled at the Manufacturer's option. Notwithstanding anything to the contrary in the foregoing, the failure or inability to locate and qualify a new supplier of terbutaline sulfate active pharmaceutical ingredient for the Products that conform to the cGMP Requirements and Specifications during the Term hereof, and Manufacturer's failure or inability, for any reason whatsoever, to obtain such conforming active pharmaceutical ingredient on a timely basis and in quantities sufficient to fulfill the Company's orders hereunder, shall not constitute force majeure under this Supply Agreement or excuse, release or delay the timely and full performance of Manufacturer's obligations to manufacture and supply Product ordered by the Company hereunder.

                                    ARTICLE X
                                 CONFIDENTIALITY

                  10.1 Nondisclosure and Nonuse Obligation. The Manufacturer or its contractors may, from time to time, give the Company valuable information of a technical or nontechnical nature that is not generally known to the trade or public. The Company agrees that it will not disclose to anyone in any manner whatsoever (except as authorized in writing by the Manufacturer) any such information, including information relating in any way to the Products, processes, and services of Manufacturer or its contractors, which becomes known to the Company during the period that this Supply Agreement is in effect. The obligations of this Article X shall not apply to information (i) that is known to the Company as shown by written records prior to its disclosure by the Manufacturer or its contractors; (ii) that becomes public information or is generally available to the public other than by an unauthorized act or omission of the Company; or (iii) that is received by the Company from third parties who are in rightful possession of such information and who are lawfully entitled to disclose such information to the Company. Upon termination of this Supply Agreement, the Company shall return to the Manufacturer all documents that include confidential information of the Manufacturer or its contractors, including all copies of such documents, and shall make no further use of such information.

                                   ARTICLE XI
                                 INDEMNIFICATION

                  11.1 By Manufacturer. From and after the Effective Date, the Manufacturer shall indemnify, defend and hold harmless the Company and its Affiliates and their respective officers, directors, employees, agents, advisors and shareholders from and against any and all Damages arising solely from a breach by the Manufacturer of any of its agreements, covenants or obligations contained in this Supply Agreement; provided, however, that the indemnifications in favor of the Company and its Affiliates contained in this Section 11.1 (A) shall not be effective until the aggregate dollar amount of all Damages indemnified against under Section 9.02(a) of the Asset Purchase Agreement and this Section 11.1 exceeds the Deductible Amount, and then only to the extent such aggregate amount exceeds the Deductible Amount; and (B) shall terminate once the aggregate dollar amount of all Damages indemnified against under
Section 9.02(a) of the Asset Purchase Agreement and this Section 11.1 aggregates the Cap Amount, and the Seller shall thereafter have no further obligations or liabilities with respect to any of such Damages.

                  11.2 By The Company. From and after the Effective Date, the Company shall indemnify, defend and hold harmless the Manufacturer and its Affiliates and their respective officers, directors, employees, agents, advisors and shareholders from and against any and all Damages resulting from any claim by a third party regarding the Products, except where such claim is a result of the negligence or willful misconduct of the Manufacturer or a breach by the Manufacturer of its obligations under this Supply Agreement.

                  11.3 Procedures. In the event of any claims for indemnification made by one party against the other party under this Article XI, the procedure to be used for the administration and resolution of such claims will be as set forth in Section 9.02(c) of the Asset Purchase Agreement. The amount of any Damages for which indemnification is provided under this Article XI shall be net of any amounts recovered by the indemnified party under insurance policies with respect to such Damages.

                                  ARTICLE XII
                          INTELLECTUAL PROPERTY RIGHTS

                  12.1 License. The Company hereby grants to the Manufacturer, and to each contractor which the Manufacturer may cause to manufacture and supply Products, (as provided in Section 13.2A below) for the Term of this Supply Agreement, a royalty-free, nontransferable right and license under the Product Intellectual Property, such license to be nonexclusive in the Territory to manufacture and supply the Products to and for the Company without limitation to the purchase obligations of the Company and its Affiliates under Section 2.1 hereof.

                  12.2 Inventions. Each Party shall own all right, title to and interest in any inventions, discoveries or innovations, whether patentable or not, that such Party or its employees or agents may make in performing such Party's obligations hereunder (the "IP").

                                  ARTICLE XIII
                                  MISCELLANEOUS

                  13.1 LIMITATION ON LIABILITY.

                  NONE OF THE MANUFACTURER, THE COMPANY OR THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE FOR PUNITIVE, EXEMPLARY, SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER IN CONTRACT, WARRANTY, NEGLIGENCE, TORT, STRICT LIABILITY OR OTHERWISE, ARISING OUT OF OR RELATING TO THIS SUPPLY AGREEMENT; PROVIDED, HOWEVER, THIS EXCLUSION IS NOT INTENDED TO, NOR SHALL, EXCLUDE ACTUAL OR COMPENSATORY DAMAGES OF THE AFFECTED PARTY.

                  13.2 Assignment. The Company shall not assign or otherwise transfer this Supply Agreement or any interest herein or any right hereunder without the prior written consent of the Manufacturer; and any such purported assignment, transfer, or attempt to assign or transfer any interest or right hereunder without the prior written consent of the Manufacturer shall be null, void and of no effect.

                  13.2A Subcontractors. Manufacturer shall not engage any third party to perform any of the manufacturing, packaging, filling or other services required in the manufacture of the Products without the prior written consent of the Company, which consent will not be unreasonably withheld. Such consent is not required if the third party contractor (i) is listed in the Product's approved NDA on file with the FDA, or (ii) performs any of the services required in the manufacture of the Products, as of the Effective Date.

                  13.3 Severability. If any provision of this Supply Agreement is held to be illegal, invalid or unenforceable by any Law or public policy, the remaining provisions of this Supply Agreement shall nevertheless remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Supply Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  13.4 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and delivered personally, sent by telecopier (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, addressed as follows:

                  If to the Manufacturer, to:

                  Novartis Pharmaceuticals Corporation
                  59 Route 10
                  East Hanover, NJ 07936
                  Attn:    Joseph M. Farzetta,
                           Head, U.S. Mature Products
                           Sean Reilly
                           Associate General Counsel
                  Telephone: (973) 781-5238
                  Facsimile: (973) 781-2469

                  with a copy (which shall not constitute notice) to:

                  Dewey Ballantine LLP
                  1301 Avenue of the Americas
                  New York, NY  10019
                  Attn:  Morton A. Pierce
                  Telephone:  (212) 259-8000
                  Facsimile:  (212) 259-6333

                  If to the Company, to:

                  NeoSan Pharmaceuticals Inc.
                  2320 Scientific Park Drive
                  Wilmington, NC 28405
                  Attn: Vice President, Manufacturing
                  Telephone: (910) 254-7000
                  Facsimile: (910) 815-2387

                  with a copy to:

                  aaiPharma Inc.
                  2320 Scientific Park Drive
                  Wilmington, NC 28405
                  Attn.: Office of  General Counsel
                  Telephone: (910) 254-7000
                  Facsimile: (910) 815-2340

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such communication shall be deemed to have been given when delivered. It is understood and agreed that this Section 13.4 is not intended to govern the ordinary course business communications necessary between the Parties in performing their duties, in due course, under the terms of this Supply Agreement, including the placement of orders and the delivery of forecasts.

                  13.5 Applicable Law. This Supply Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to principles of conflict of Laws thereof.

                  13.6 Entire Agreement. This Supply Agreement and the attached Schedules and Exhibits, which are incorporated herein, constitute the entire agreement between the Parties with respect to the subject matter hereof and all prior agreements with respect hereto are superseded. Each Party confirms that it is not relying on any representations, warranties, covenants or understandings of any kind, nature or description whatsoever of the other Party, except such as are as specifically set forth herein, except that nothing herein shall be construed as intended to relieve or release the Company from its obligation to make payment of monies or satisfy any other obligations which the Company may owe to the Manufacturer. No amendment or modifications hereof shall be binding upon the Parties unless set forth in a writing specified to be an explicit amendment to this Supply Agreement duly executed by authorized representatives of both Parties. The parties recognize that, during the Term of this Supply Agreement, a purchase order, acknowledgement form or similar routine document (collectively "Forms") may be used to implement or administer provisions of this Supply Agreement. Therefore, the parties agree that the terms of this Supply Agreement shall prevail in the event of any conflict between this Supply Agreement and the printed provision of such Forms, or typed provisions of Forms that add to, vary, modify or are at conflict with the provisions of this Supply Agreement with respect to the Products sold during the Term of this Supply Agreement.

                  13.7 Headings. The headings used in this Supply Agreement are intended for convenience only and shall not be considered part of the written understanding between the Parties and shall not affect the construction of this Supply Agreement.

                  13.8 Independent Contractors. The relationship between the Manufacturer and the Company is solely that of buyer and seller. It is expressly agreed that the Manufacturer, on the one hand, and the Company, on the other hand, shall be independent contractors and that neither the relationship between the Parties nor this Supply Agreement shall be construed as creating a partnership, joint venture or agency. Neither the Manufacturer, on the one hand, nor the Company, on the other hand, shall have the authority to make any statements, representations or commitments of any kind, or to take any action or to incur any liability or obligation which shall be binding on the other, without the prior consent of the other Party to do so. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

                  13.9 Waiver. The waiver by either Party of any right hereunder or the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

                  13.10 Counterparts. This Supply Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  13.11 No Benefit to Third Parties. The representations, warranties, covenants and agreements set forth in this Supply Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any person or entity any legal or equitable rights, benefits or remedies.

                  13.12 New Supplier of Active Pharmaceutical Ingredient. The Manufacturer shall use its commercially reasonable best efforts, with reasonable assistance of the Company, during the Term to (i) locate and qualify a new supplier of terbutaline sulfate active pharmaceutical ingredient that meets cGMP Requirements and the Specifications and applicable Law ("Compliant API") for the Products that are in tablet form and (ii) provide such documents and take such other actions as are necessary to allow the Company to list and obtain FDA approval for the new supplier as an alternate supplier in the NDA. The Company shall have the responsibility of locating and qualifying a new supplier of Compliant API for use in manufacturing the Products that are in ampule form, provided that whether or not the Company is successful in doing so during the Term shall not (a) be a basis for force majeure to apply for the benefit of the

Manufacturer during the Term, (b) excuse or delay Manufacturer's obligations to deliver Products pursuant to the Company's orders hereunder, (c) reduce any damages owed by Manufacturer for any breach of its obligations hereunder or (d) prevent Manufacturer, in its sole discretion, from locating and qualifying a new supplier of Compliant API for use by Manufacturer in manufacturing the Products in ampule form. Manufacturer shall reasonably assist during the Term, and reimburse the Company's invoiced out-of-pocket expenses and internal direct costs associated with (i) the manufacture of terbutaline sulfate test batches,
(ii) regulatory filing fees and (iii) necessary clinical trials (at rates not including any profit margin or upcharge) incurred, in the pursuit of such responsibility to locate and qualify a new supplier of Compliant API for use in Products in ampule form (the "API Costs"), up to a maximum of five hundred thousand dollars ($500,000). API Costs shall not include any costs incurred by the Company in connection with any transfer of sites for the manufacture of Compliant API. As soon as reasonably possible, the Company shall provide Manufacturer with a written estimate, for informational purposes only, of such API Costs. In the event that API Costs incurred by the Company exceed $500,000, then any excess shall be credited against any royalties owed by the Company to the Manufacturer under the License Agreement, up to an additional five hundred thousand dollars ($500,000).



                  [Remainder of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, the Parties have caused this Supply Agreement to be executed by their duly authorized representatives as of the date first above written.

NeoSan Pharmaceuticals Inc.                Novartis Pharmaceuticals Corporation


By:    /s/ Philip S. Tabbiner              By:    /s/ Lawrence S. Perlow
       --------------------------------           -----------------------------
Name:  Philip S. Tabbiner                  Name:  Lawrence S. Perlow
       --------------------------------           -----------------------------
Title: President                           Title: Senior Vice President and
       --------------------------------           -----------------------------
                                                  General Manager of Commercial
                                                  Operations